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                                        Filed by The Chase Manhattan Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                               and deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                         Date: November 27, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (HTTP://WWW.SEC.GOV) and in Chase's Registration Statement on Form S-4 referred to below.

In connection with the proposed transaction, Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement-prospectus with regard to the proposed merger. Stockholders are advised to read the joint proxy statement-prospectus because it contains important information. Stockholders may obtain a free copy of the joint proxy statement-prospectus and other documents filed by Chase and J.P. Morgan with the SEC, at the SEC's internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the SEC filings incorporated by reference in the joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the

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Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60
Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.

[The following was included in CHASEWORLD, a newsletter distributed to Chase employees.]

     GE/Honeywell deal reflects "great early response from clients"

        Last month's announcement that General Electric (GE) agreed to acquire Honeywell International "confirmed the power of our proposed merger with J.P. Morgan," commented Geoff Boisi, co-CEO of J.P. Morgan Chase & Co.'s investment bank. Chase and J.P. Morgan acted as advisors to GE on the transaction -- the largest-ever industrial merger -- which is valued at $45 billion.

        GE is a diversified technology, services and manufacturing company that operates in more than 100 countries and employs 340,000 people worldwide. Honeywell is a diversified technology and manufacturing leader that employs approximately 120,000 people in 95 countries. J.P. Morgan represented Allied Signal in its $15 billion merger with Honeywell in July 1999.

        By advising GE, Chase demonstrates that it can win the bluest of the blue-chips in the investment banking business, said The New York Times on October 23, the day of the announcement. The Times noted that Chase ranks sixth in announced M&A deals this year, according to Thomson Financial Securities Data. J.P. Morgan ranks sixth in completed M&A deals worldwide this year. Together, the two firms rank number two in number of transactions completed.

         Sandy Warner and Bill Harrison noted the GE Honeywell deal in a recent memo to employees. "Long-term winners in [the wholesale financial markets] require global scale, leadership positions in products and client segments, and the best people working as a team. The merger gives us all of these...This is borne out by the great early response from clients -- witness our role as advisor to GE in their acquisition of Honeywell."


     Stockholders of Chase and J.P. Morgan should read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (HTTP://WWW.SEC.GOV). Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000) or to J.P. Morgan, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of J.P. Morgan and Chase on September 13 and 14, 2000, respectively.